Exhibit 12

UMH Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2016	2015	2014	2013	2012

Earnings:
Pretax income	$11,839,559	$2,459,205	$4,552,803	$6,135,823	$6,711,057
Fixed charges	15,792,270	14,352,390	10,997,076	8,559,583	6,375,343
Interest capitalized	(359,906)	(277,944)	(280,354)	(247,386)	(269,891)

Earnings	$27,271,923	$16,533,651	$15,269,525	$14,448,020	$12,816,509

Fixed Charges:
Interest expense	$14,698,878	$13,245,429	$10,194,472	$7,849,835	$5,803,172
Interest capitalized	359,906	277,944	280,354	247,386	269,891
Amortization of debt costs	733,486	829,017	522,250	462,362	302,280

Fixed Charges	$15,792,270	$14,352,390	$10,997,076	$8,559,583	$6,375,343

Ratio of Earnings to Fixed Charges	1.73 x	1.15 x	1.39 x	1.69 x	2.01 x

Preferred Stock Dividends	$14,103,432	$8,267,198	$7,556,588	$7,556,588	$4,724,718
Combined Fixed Charges and Preferred Stock Dividends	$29,895,702	$22,619,588	$18,553,664	$16,116,171	$11,100,061

Ratio of Earnings to Combined
Fixed Charges and Preferred
Stock Dividends	0.91 x	0.73 x	0.82 x	0.90 x	1.15 x

Coverage deficiency	$2,623,779	$6,085,937	$3,284,139	$1,668,151	$ N/A